Exhibit 16.1

December 31, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7561

Re:	Armco Metals Holdings, Inc. (formerly China Armco Metals, Inc.) Commission File Number: 001-34631

Commissioners:

We have read Item 4.01 of Form 8-K dated December 31, 2013, of Armco Metals Holdings, Inc. (formerly China Armco Metals, Inc.) and are in agreement with the statements contained therein insofar as they relate to our dismissal and our audits of consolidated balance sheets of Armco Metals Holdings Inc. (formerly China Armco Metals, Inc.) (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the years then ended.

Very truly yours,

/s/ Li and Company, PC

Li and Company, PC